



AiPEX5
AI Powered US Equity Index 5

Monthly Performance Report - June 2025

About AiPEX5

The AI Powered US Equity Indexes are the first and only rules-based equity strategies to use IBM Watson's Artificial Intelligence ("AI") capabilities to turn data into investment insight. HSBC and San Francisco based asset manager EquBot have developed the AI Powered US Equity Index 5 ("AiPEX5"), a risk controlled, excess return index. AiPEX5 is comprised of approximately 250 U.S. publicly traded companies, selected monthly based on a 3-step equity selection process that utilizes objective artificial intelligence techniques to dynamically select the underlying constituents. The investment process is intended to provide growth through a variety of market conditions.

Index Return Summary: Historical & Simulated*



Index Overview

Website:	**aipex5.gbm.hsbc.com**
Bloomberg Ticker:	**None**
Geographical Focus:	**United States**
Launch Date:	**5/4/2020**
Index Type:	**Excess Return**
Index Sponsor:	**EquBot, Inc.**
Index Calculation Agent:	**None**
Index Fee:	**0.85% per year**

Index Performance: Historical & Simulated*

1 Month	0.58%
YTD	-1.35%
1Y	-1.89%
3Y	0.16%
5Y	-0.86%
10Y	17.88%
10Y Annualized Volatility	4.97%
10Y Sharpe Ratio	0.00
Cumulative Return	90.46%

Top 10 Holdings: As of 6/30/2025

	Index Weight(%)	Sector
APPLOVIN CORP	5.6%	Technology Services
MICROCHIP TECHNOLOGY INC	5.5%	Electronic Technology
UNITEDHEALTH GROUP INC	5.0%	Health Services
ROBINHOOD MARKETS INC - A	4.6%	Finance
NETFLIX INC	4.2%	Technology Services
MICROSTRATEGY INC-CL A	4.0%	Technology Services
NEWMONT CORP	3.9%	Non-Energy Minerals
CROWDSTRIKE HOLDINGS INC	3.5%	Technology Services
NEXTERA ENERGY INC	3.5%	Utilities
PALANTIR TECHNOLOGIES INC	3.3%	Technology Services
Total	**43.0%**	

Annual Index Performance: Historical & Simulated*

2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
-4.7%	10.1%	7.1%	-0.5%	4.0%	15.8%	4.8%	-0.5%	4.6%	14.0%	-2.1%	4.6%	2.7%	1.9%	-6.4%	0.8%	0.2%

* Source: Solactive, EquBot, HSBC, Bloomberg, from 4/30/2004 to 6/30/2025. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through May 4, 2020 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.


HSBC

Monthly Performance Report - June 2025

Top 10 Sector Allocations



	Portfolio	Solactive US Large & Mid Cap Index
Consumer Durables	2.51%	2.16%
Consumer Services	2.62%	3.20%
Electronic Technology	13.57%	21.27%
Finance	7.68%	15.34%
Health Services	6.70%	1.27%
Industrial Services	6.01%	1.28%
Non-Energy Minerals	5.96%	0.72%
Retail Trade	10.05%	7.72%
Technology Services	29.23%	22.05%
Utilities	7.40%	2.40%

Contributions to Return



	Portfolio	Solactive US Large & Mid Cap Index
Consumer Durables	-0.08%	-0.12%
Consumer Services	0%	0.16%
Electronic Technology	0.58%	2.11%
Finance	0.07%	0.45%
Health Services	0.04%	0.03%
Industrial Services	0.0%	0.04%
Non-Energy Minerals	0.02%	0.04%
Retail Trade	-0.19%	0.09%
Technology Services	0.63%	1.46%
Utilities	-0.01%	0.01%

Daily Risk Control Allocation - Historical & Simulated*

	As of 6/30/2025	3Y Average	5Y Average	10Y Average
Equity Portfolio	14.05%	27.51%	26.83%	32.59%
Cash	85.95%	72.49%	73.17%	67.41%

* Source: Solactive, EquBot, HSBC, Bloomberg, from 4/30/2004 to 6/30/2025. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through May 4, 2020 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.

